ROCSOP- Oppenheimer Strategic Bond Fund/VA
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Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund.
Accordingly, the following amounts have been reclassified for December 31, 2007. Net assets of the Fund were unaffected by the reclassifications.

                                   INCREASE TO       REDUCTION TO
                                   ACCUMULATED    ACCUMULATED NET
              INCREASE TO       NET INVESTMENT      REALIZED GAIN
              PAID-IN CAPITAL           INCOME   ON INVESTMENTS 5
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              $ 852,441          $ 38,731,207       $ 39,583,648

5. $852,441, including $706,504 of long-term capital gain,was distributed in connection with Fund share redemptions.